

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 20, 2018

Donna T. (Dee Dee) Lowery
Chief Financial Officer
The First Bancshares, Inc.
6480 U.S. Hwy. 98 West
Hattiesburg, MS 39402

      Re: The First Bancshares, Inc.
            Registration Statement on Form S-4
            Filed September 13, 2018
            File No. 333-227329

Dear Ms. Lowery:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact David Gessert at 202-551-2326 with any questions.

Sincerely,

Division of Corporation Finance
Office of Financial Services